Q M I   S E I S M I C   I N C .

1 2 5 0  W e s t  H a s t i n g s  S t r e e t

V a n c o u v e r ,   B C   V 6 E   2 M 4

C N S X : Q S S

For Immediate Release

July 29, 2010

QMI SEISMIC INC. ACQUIRES

QMI TECHNOLOGIES INC.

VANCOUVER, British Columbia, Canada /July 29, 2010/ CNSX:QSS/ The Board of Directors of QMI Seismic

Inc. (CNSX: QSS) (the “Company” or “QSS”) announced that the Company has signed an acquisition agreement with QMI Manufacturing Inc. whereby the Company would acquire all of the issued and outstanding common shares of QMI Technologies Inc. in exchange for 20,400,001 common shares in the capital of QSS (the

“Acquisition”), which will represent approximately 49% of the outstanding shares after completion of the transaction.

Completion of the Acquisition is subject to the approval of the board of directors and regulatory approval.

About QMI TECHNOLOGIES INC:

QMI  Technologies Inc. is a leading developer, manufacturer, and supplier of advanced commercial, industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks, and seismic vibrations and then signals controls to shut off gas valves, water valves, and power inputs.  QMI Technologies

Inc. holds international patented technology which allows for remote gas and water shutoff as well as many trademarks, certifications, and licenses.  QMI Technologies Inc.’s seismic detection products are used by some of the world’s largest companies and organizations including NASA and G.E. Rail.  The advanced early warning systems are designed to remotely shut-off utilities in the event of an earthquake and provide early warning to households. For more information visit www.qmimfg.com.

On behalf of the Board

of  QMI Seismic Inc.

Navchand Jagpal

President & CEO

For additional information about QMI Seismic Inc. please call 604-685-2542.

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking  statements.  These  statements involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the  Corporation’s  control  that  may  cause  actual results,  levels  of  activity,  performance  or  achievements  to  be  materially  different  from  the  results,  levels  of  activity,  performance,

achievements or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR

FOR RELEASE TO U.S. NEWSWIRE SERVICES.